UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FRONT YARD RESIDENTIAL CORPORATION
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

35904G107
 (CUSIP Number)

 November 30, 2018
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 15 Pages
Exhibit Index: Page 12

CUSIP No. 35904G107	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,991,966 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,991,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,991,966 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This amount includes 780,200 Shares (as defined herein) obtainable by the Reporting Person upon exercise of options.

CUSIP No. 35904G107	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,991,966 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,991,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,991,966 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes 780,200 Shares (as defined herein) obtainable by the Reporting Person upon exercise of options.

CUSIP No. 35904G107	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,991,966 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,991,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,991,966 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	This amount includes 780,200 Shares (as defined herein) obtainable by the Reporting Person upon exercise of options.

CUSIP No. 35904G107	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,991,966 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,991,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,991,966 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 780,200 Shares (as defined herein) obtainable by the Reporting Person upon exercise of options.

CUSIP No. 35904G107	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,991,966 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,991,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,991,966 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes 780,200 Shares (as defined herein) obtainable by the Reporting Person upon exercise of options.

CUSIP No. 35904G107	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,991,966 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,991,966 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,991,966 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 780,200 Shares (as defined herein) obtainable by the Reporting Person upon exercise of options.

SCHEDULE 13G

Page 8 of 15 Pages

Item 1(a).	Name of Issuer:

Front Yard Residential Corporation  (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Altisource Asset Management Corporation, 5100 Tamarind Reef, Christiansted, United States Virgin Islands 00820

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Deer Park Road Management Company, LP (“Deer Park”);
ii)	Deer Park Road Management GP, LLC (“DPRM”);
iii)	Deer Park Road Corporation (“DPRC”);
iv)	Michael Craig-Scheckman (“Mr. Craig-Scheckman”);
v)	AgateCreek LLC (“AgateCreek”); and
vi)	Scott Edward Burg (“Mr. Burg”).

This Statement relates to Shares (as defined herein) held for the accounts of STS Master Fund, Ltd. (the “STS Master Fund”) and SBF Opportunities Master Fund Limited (the “SBF Master Fund”), each of which is an exempted company organized under the laws of the Cayman Islands. Deer Park serves as investment adviser to each of the STS Master Fund and SBF Master Fund and, in such capacity, exercises voting and investment power over the Shares held in the accounts for each of the STS Master Fund and the SBF Master Fund.  DPRM is the general partner of Deer Park. Each of DPRC and AgateCreek is a member of DPRM.  Mr. Craig-Scheckman is the Chief Executive Officer of each of Deer Park and DPRC and the sole owner of DPRC.  Mr. Burg is the Chief Investment Officer of Deer Park and the sole member of AgateCreek.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1195 Bangtail Way, Steamboat Springs, Colorado 80487.

Item 2(c).	Citizenship:

i)	Deer Park is a limited partnership incorporated in Delaware;
ii)	DPRM is a limited liability company incorporated in Delaware;
iii)	DPRC is a Delaware corporation;
iv)	Mr. Craig-Scheckman is a citizen of the United States of America;
v)	AgateCreek is a limited liability company incorporated in Colorado; and
vi)	Mr. Burg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

35904G107

SCHEDULE 13G

Page 9 of 15 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 30, 2018, each of the Reporting Persons may be deemed the beneficial owner of 5,991,966 Shares.  This amount consists of:  (A) 5,116,766 Shares, and 580,200 Shares obtainable upon exercise of options, held for the account of the STS Master Fund; and (B) 95,000 Shares, and 200,000 Shares obtainable upon exercise of options, held for the account of the SBF Master Fund.

Item 4(b)	Percent of Class:

As of November 30, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 11.17% of Shares outstanding (based on 53,630,204 Shares outstanding as of November 2, 2018, according to the Issuer’s quarterly report on Form 10-Q, filed November 7, 2018).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	5,991,966
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	5,991,966

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  STS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

SCHEDULE 13G

Page 10 of 15 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
TItle:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC
By:	Deer Park Road Corporation, its managing member
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

DEER PARK ROAD CORPORATION
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

MICHAEL CRAIG-SCHECKMAN
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman

AGATECREEK LLC
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek, LLC

SCOTT EDWARD BURG
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg

December 10, 2018

SCHEDULE 13G

Page 12 of 15 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	13

B	Power of Attorney for Michael Craig-Scheckman	14

C	Power of Attorney for Scott Edward Burg	15

SCHEDULE 13G

Page 13 of 15 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Front Yard Residential Corporation dated as of December 10, 2018 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DEER PARK ROAD MANAGEMENT COMPANY, LP
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
TItle:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC
By:	Deer Park Road Corporation, its managing member
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

DEER PARK ROAD CORPORATION
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

MICHAEL CRAIG-SCHECKMAN
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman

AGATECREEK LLC
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek, LLC

SCOTT EDWARD BURG
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg

December 10, 2018

SCHEDULE 13G

Page 14 of 15 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Michael Craig-Scheckman, hereby make, constitute and appoint Bradley W. Craig, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer of Deer Park Road Corporation, a Delaware corporation, all documents, statements, filings and agreements (“documents”) relating to (1) the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 6th day of December, 2018.

/s/ Michael Craig-Scheckman

Michael Craig-Scheckman

SCHEDULE 13G

Page 15 of 15 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Scott Edward Burg hereby make, constitute and appoint Bradley W. Craig, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as sole member AgateCreek, LLC, a Delaware Limited Liability Company, all documents, statements, filings and agreements (“documents”) relating to (1) the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 6th day of December, 2018.

/s/ Scott Edward Burg

Scott Edward Burg